June 29, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Re:           Linear Technology Corporation
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-144012)

Ladies and Gentlemen:

Linear Technology Corporation (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-144012 (the “Form S-3 Registration Statement”) relating to its 3.00% Convertible Senior Notes due May 1, 2027 (the “2027A notes”) and its 3.125% Convertible Senior Notes due May 1, 2027 (the “2027B notes” and, together with the 2027A notes, the “notes”) and the common stock issuable upon conversion of their notes pursuant to Rule 477 under the Securities Act of 1933, as amended.  The Company incorrectly submitted the Form S-3 Registration Statement as a Form S-3 filing when it should have been submitted as a Form S-3ASR filing.  The Company plans to resubmit the registration statement on Form S-3ASR.  No offers or sales of the notes or the common stock issuable upon conversion of their notes have been or will be made pursuant to the Form S-3 Registration Statement.

Accordingly, we request an order granting the withdrawal of the Form S-3 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

If you have any questions, please contact Herbert Fockler of Wilson Sonsini Goodrich & Rosati at (650) 320-4601 or Glenn Luinenburg of Wilson Sonsini Goodrich & Rosati at (650) 320-4516.  Please provide a copy of the order granting the withdrawal of the Form S-3 Registration Statement to Mr. Fockler and Mr. Luinenburg at (650) 493-6811.

Very truly yours,

/s/ Paul Coghlan
Paul Coghlan
Vice President, Finance and Chief Financial Officer